P.E. 1/1/02

RECD S.E.C.
JAN 28 2002
1086

02012204

CONFORMED COPY

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2002

SONERA CORPORATION
(Translation of registrant's name into English)

Teollisuuskatu 15
FIN-00510 Helsinki, Finland
(Address of principal executive offices)

PROCESSED
FEB 11 2002
THOMSON
FINANCIAL

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ....X.... Form 40-F ....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .... No ....X....

SONERA CORPORATION

STOCK EXCHANGE RELEASE
JANUARY 28, 2002 at 11.15 a.m.

Telia's complaint returned to the Finnish Competition Authority

TELIA MOBILE AKTIEBOLAGET'S FINNISH BRANCH OFFICE APPEALS TO SUPREME ADMINISTRATIVE COURT

Sonera Corporation has been notified that Telia Mobile Aktiebolaget's Finnish branch office has filed an appeal at the Supreme Administrative Court regarding the decision on national roaming issued by the Competition Council on December 13, 2001 in favour of Sonera.

The matter was submitted to the Competition Council as Telia appealed from the decision, favourable to Sonera, issued by the Finnish Competition Authority on January 12, 2000 regarding the pricing of national roaming in mobile communications. In its decision, the Finnish Competition Authority contended that Sonera's way of pricing national roaming did not give a reason to take any authoritative action. The Competition Authority holds that telecommunications operators have various ways of accessing a national telecommunications network, such as concluding a service provider agreement.

It its decision of December 13, 2001, the Competition Council held that Sonera did not, neither alone nor together with another mobile network operator, hold a dominant market position in the market of providing access to national mobile communications networks. In order to determine whether Sonera's pricing of national roaming was in line with the Act on Restrictive Business Practices, the Competition Council returned the matter to the Competition Authority. The decision of the Competition Council had an appeal period of 30 days.

SONERA CORPORATION

Mr Jari Jaakkola
Executive Vice President
Corporate Communications and IR

DISTRIBUTION:
HEX Helsinki Exchanges
Major media

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 28, 2002

SONERA CORPORATION

By: /s/ Jari Jaakkola
Jari Jaakkola
Executive Vice President
Corporate Communications and IR

By: /s/ Maire Laitinen
Maire Laitinen
General Counsel